SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
525 UNIVERSITY AVE #1100
PALO ALTO, CA 94301

December 3, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:     Mr. Daniel F. Duchovny

Re:	Forward Industries, Inc. (the “Company”)
Revised Preliminary Proxy Statement filed by Terence Bernard Wise et. al.
Filed November 28, 2014
File No. 001-34780

Dear Mr. Duchovny:

On behalf of Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, and Darryl Keys, we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 2, 2014, relating to the revised preliminary proxy statement on Form PRRN14A (the “Revised Preliminary Proxy”) filed with the SEC on November 28, 2014.

The numbered paragraphs of this letter correspond to the bullets contained in the Staff’s letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized type below and provided responses immediately following each of the Staff’s comments.

Background to the Solicitation, page 6

1.	Please revise the May 28, 2014 entry (page 7) to include the entire text of the certificate of amendment to the bylaws as filed under cover of Form 8-K on May 28, 2014.

Response:  In response to the Staff’s comment, Mr. Wise and his associates have amended the Revised Preliminary Proxy accordingly.

Related Party Transactions, page 11

2.
Refer to your disclosure that “over the past two years, a subset of the Board (from which Howard Morgan and [Mr. Wise] have been excluded) has overseen and approved a number of transactions that we disagreed with…” Disclose whether Mr. Wise and/or Mr. Morgan approved the creation of a committee of the board and whether Mr. Wise and/or Mr. Morgan voted against each related party transaction described in this section.

Response:  In response to the Staff’s comment, Mr. Wise and his associates have amended the Revised Preliminary Proxy accordingly to clarify the voting history of Mssrs. Wise and Morgan as to the first two bullets regarding the investment of significant corporate funds with Mr. Johnson’s company and the issuance of new 6% senior convertible preferred stock.  Regarding the second two bullet points, Mr. Wise and his associates respectfully submit that: (i) the rental agreement was concluded between Mssrs. Garrett and Johnson and was not subject to a vote by the Board and no committee of the Board was formed in connection with this approval, and (ii) the prospective new issuance of convertible preferred stock has not yet been put to a vote by the Board and neither Mr. Wise nor Mr. Morgan is aware of any Board committee review or involvement in the consideration of or preparation for this issuance.

3.
We reissue prior comment 3 as it relates to the bullet point captioned “Issuance of New 6% Senior Convertible Stock.” Your response does not provide support for the statement that the “private placement was made without any input from or (prior notice to)” Mr. Wise or Mr. Gordon, that the issuance “constitutes a material impairment to Forward’s existing shareholders” and that it was “intended only to dilute Forward’s common shareholders’ economic and voting power.”

Response:  In response to the Staff’s comment, Mssrs. Wise and Morgan hereby confirm that they were neither consulted with nor permitted the opportunity to vote on the issuance of the 6% senior convertible stock.  As the Company disclosed in its Form 8-K filed July 3, 2013, the issuance and corresponding Amendment to the Certificate of Incorporation of the Corporation was authorized on June 25, 2013 by a resolution of a special committee of the Board pursuant to authority granted by the Board to such special committee at a meeting held on April 26, 2013.  This special committee did not include Mssrs. Wise or Morgan and was initially created to oversee the Company's response to the acquisition of Company shares by a certain stockholder – the issuance of the 6% senior convertible stock was neither discussed nor specifically contemplated by Mr. Wise or Mr. Morgan at the time this committee was created.  It is the collective belief of Mr. Wise and his associates that this issuance constituted a material impairment to Forward’s existing shareholders due to the preferential terms of the issuance, which entitled preferred stockholders to a 6% cumulative dividend and the right to demand a liquidation payment (currently equal to $1,275,000) upon certain events, including a change in the composition of a majority of the Board as a result of a proxy contest.  Mr. Wise and his associates have amended the Revised Preliminary Proxy accordingly to clarify that the issuance had the practical effect of diluting Forward’s common shareholders and have removed reference to the intention underlying such issuance.

4.
 We note your response to prior comment 3 as it related to the bullet point captioned New dilutive issuance of convertible preferred stock.” Disclose that the basis for your stated beliefs is the allegations made by Mr. McKenna in his lawsuit against the company.

Response:  In response to the Staff’s comment, Mr. Wise and his associates have amended the Revised Preliminary Proxy accordingly.

5.
We note your response to prior comment 5. Please tell us whether Mr. Wise or Mr. Morgan, as directors, have access to the lease agreement and related documentation besides the publicly filed documents.

Response:  In response to the Staff’s comment, Mr. Wise and his associates respectfully submit that Mr. Wise and Mr. Morgan, in their capacity as directors, have only been provided with cursory details as to this agreement and have not been provided with any formal documentation that details the terms of the agreement.  However, Mr. Wise understands from his discussions with management that no formal lease agreement exists and such lease operates on a month-to-month basis, as concluded between Mssrs. Garrett and Johnson.

Proposal No. 2, page 15

6.	We reissue prior comment 7. Please disclose at the end of each proposal in the proxy statement how unmarked proxy cards will be voted.

Response:  In response to the Staff’s comment, Mr. Wise and his associates have amended the Revised Preliminary Proxy accordingly.

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If you require any further information or have any questions please contact Michael Mies at +1 650 470 3130.

Very truly yours,

/s/ Michael Mies
Michael Mies
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, Darryl Keys

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